February 18, 2014

VIA EDGAR

Mr. Jim B. Rosenberg
Senior Assistant Chief Accountant
United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549

Re:	Oramed Pharmaceuticals Inc. (the “Company”)
Form 10-K for the Fiscal Year Ended August 31, 2013
Filed November 27, 2013 (the “Filing”)
File No. 001-35813

Dear Mr. Rosenberg:

We have received your letter dated February 4, 2014 and are in the process of preparing responses to your comments.  We do not expect to be able respond within 10 business days of your letter.  However, we anticipate that we should be able to respond to your comments by March 5, 2014.  We appreciate the accommodation.  If this schedule is problematic, please contact the undersigned at +972 (0)72 221 8906 or our counsel, Howard Berkenblit, at 617-338-2979.

Sincerely,

/s/ Yifat Zommer
Yifat Zommer
Chief Financial Officer

cc:	Vanessa Robertson, U.S. Securities and Exchange Commission
Mary Mast, U.S. Securities and Exchange Commission
Howard E. Berkenblit, Zysman, Aharoni, Gayer and Sullivan & Worcester LLP